Exhibit 12.1

TREEHOUSE FOODS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$136,570	$124,910	$124,209	$139,798	$136,400
Add (deduct):
Fixed charges	62,206	66,913	69,246	71,045	56,955
Capitalization of interest, net of amortization	(48)	389	(343)	(451)	(66)
Other	—	231	374	64	66

Earnings available for fixed charges (a)	$198,728	$192,443	$193,486	$210,455	$193,355

Fixed charges:
Interest expense	$42,036	$49,304	$51,609	$53,023	$45,691
Capitalized interest and tax interest	135	57	568	748	237
One third of rental expense (1)	20,035	17,552	17,069	17,274	11,027

Total fixed charges (b)	$62,206	$66,913	$69,246	$71,045	$56,955

Ratio of earnings to fixed charges (a/b)	3.19	2.88	2.79	2.96	3.39

(1)	Considered to be representative of interest factor in rental expense.